Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 26, 2023

FAIRFAX SUCCESSFULLY COMPLETES ACQUISITION OF
ADDITIONAL 46.32% INTEREST IN GULF INSURANCE GROUP FROM KIPCO

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces the successful completion of the previously announced acquisition of all of the shares of Gulf Insurance Group K.S.C.P. (“GIG”) (KW: GINS) under the control of Kuwait Projects Company (Holding) K.S.C.P. and certain of its affiliates, which represents approximately 46.32% of the equity of GIG. On closing, Fairfax’s equity interest in GIG increased from 43.69% to 90.01%, and GIG will continue under the leadership of Khaled Saoud al Hasan, Group CEO of GIG, and Paul Adamson, CEO of GIG Gulf. In accordance with the regulations of the Capital Markets Authority of Kuwait, Fairfax intends to launch a mandatory tender offer to all other shareholders of GIG in the first quarter of 2024.

“We are thrilled to have GIG and its experienced and talented team led by Khaled Saoud Al Hasan and Paul Adamson join the Fairfax Group,” said Prem Watsa, Chairman and CEO of Fairfax. “GIG has a very strong presence in the Middle East and North Africa region, and we look forward to working with Khaled, Paul and the entire GIG team to further develop GIG’s business over the long term.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946